May 21, 2007

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC, 20549
U.S.A.


RE: ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
FILED JUNE 19, 2006
FILE NO. 001-14396


Ladies and Gentlemen:

In response to the Staff of the Commission (the `Staff') comments letter to the Company dated April 23, 2007 (the `Comment Letter') with respect to the above-referenced Form 20-F of the Company (the `Form 20-F), we are providing this letter to the Staff.

The discussion below is presented in the same order of the numbered comments in the Comment Letter, which are repeated below in bold. Certain capitalized terms set forth in this letter and not otherwise defined have their respective meaning as set forth in the Form 20-F.

We thank the Staff for reviewing the Company's disclosure and the Company looks forward to incorporating the Staff's comments in future filings in order to enhance the overall disclosure in the Company's filing.

SEC LETTER DATED 23 APRIL 2007
FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
2.17 REVENUE RECOGNITION, PAGE F-14

1. WE NOTE YOUR RESPONSE TO COMMENT 1 IN YOUR LETTER DATED MARCH 28, 2007 AND YOUR RESPONSES TO COMMENTS 1-3 IN YOUR LETTER DATED SEPTEMBER 6, 2006; HOWEVER, WE REMAIN UNCLEAR REGARDING THE NATURE OF YOUR TRANSPONDER CAPACITY SALES ARRANGEMENTS AND YOUR ACCOUNTING FOR THEM. PLEASE PROVIDE US A COMPREHENSIVE EXPLANATION TO EACH OF THE FOLLOWING QUESTIONS SO THAT WE MAY BETTER UNDERSTAND THE NATURE AND TERMS OF YOUR TRANSPONDERS SALES AGREEMENTS.

     a.  TELL US WHAT YOU MEAN BY "A PARTICULAR TRANSPONDER".

         By "a particular transponder", we mean a designated transponder on one of our satellites for which an agreement has been entered into for the utilisation by a customer.

     b.  TELL US WHY YOU  SPECIFY  A  PARTICULAR  TRANSPONDER  IN YOUR SALE OF
         TRANSPONDER   CAPACITY   AGREEMENTS  AND  NOT  IN  YOUR   TRANSPONDER
         UTILISATION AGREEMENTS.

         There is only one sale of transponder capacity agreement which had specified a particular transponder in the agreement at the request of the customer. The specification of a particular transponder in this one sale of transponder capacity agreement was a one-off incident. In other sale of transponder capacity agreements and transponder utilisation agreements, transponders are not specified in the agreements. After the agreements are signed, AsiaSat would inform the customer the allocated transponder with the assigned frequency range. AsiaSat's engineers would inform (through telephone, fax and in writing) the customer the technical details on uplink to the satellite to enable the customers to tune in and set up the ground equipment to send and to receive the microwave signals from the satellite.

     c.  EXPLAIN  TO  US  WHY  YOUR  SALES   CONTRACTS   IDENTIFY   PARTICULAR
         TRANSPONDERS AND THE SPECIFIC SATELLITES IN WHICH THE TRANSPONDERS ARE LOCATED.

         As explained in point b, transponders are generally not identified in our contracts, irrespective of whether they are sales of transponder capacity or transponder utilisation agreements. The specification of a particular transponder in the one sale of transponder capacity agreement was a one-off incident, at the request of our customer.

     d.  TELL  US  IF IT IS  NECESSARY  FOR  TRANSPONDER  SALES  CONTRACTS  TO
         IDENTIFY SPECIFIC FREQUENCIES AND SETTINGS REQUIRED FOR SPECIFIC TRANSPONDERS SO THAT THE CUSTOMER MAY INTERACT WITH THE PARTICULAR SATELLITE.

         It is not necessary to identify specific transponder or frequencies in the contracts. The transponder sales contracts would indicate the bandwidth (i.e. capacity) that AsiaSat needs to provide to the customers. After taking into consideration the availability of bandwidth capacity in each of the 3 satellites and needs of our customers, AsiaSat will allocate suitable frequency ranges to our customers and AsiaSat's engineers will inform the customer the details on the allocated frequency range and other technical details so that the customer will able to position its antenna and tune in the assigned frequency range properly for sending and receiving the microwave signals with sufficient power so as to fulfil the broadcast or telecommunications purposes. The transponder or frequencies do not need to be specified in the contracts as allocation is determined by AsiaSat.

     e. TELL US WHETHER YOU USE THE PARTICULAR TRANSPONDER TO TRANSMIT DATA EXCLUSIVELY TO THE CUSTOMER UNDER THE AGREEMENT OR WHETHER YOU CAN USE THE SAME TRANSPONDER TO TRANSMIT DATA FOR OTHER CUSTOMERS.

         For the one sale of transponder capacity agreement where the transponder was specified in the agreement itself, the specified particular transponder was used to transmit data to the customer under the agreement. Each transponder has a ceiling of certain bandwidth, since the bandwidth utilised by the customer under this one agreement was the same as the ceiling, the entire bandwidth within the transponder was used to transmit data to the customer under this agreement. However, if the bandwidth utilised is less than the ceiling, the remaining bandwidth could be utilised by other customers

     f.  TELL US IF YOUR CUSTOMERS ARE GRANTED  EXCLUSIVE  ACCESS TO SPECIFIED
         FREQUENCIES   AND  SETTINGS  FOR   SPECIFIED   TRANSPONDERS   ON  THE
         SATELLITES.

         Although the same transponder can be used to transmit data to more than one customer, each frequency can only be occupied by one customer at any point in time because each bandwidth has its own frequency settings and cannot be utilised by more than one customer, or it will cause signals interference and unacceptable transmission.

     g. TELL US IF YOUR CONTRACTS SPECIFY THE CIRCUMSTANCES UNDER WHICH ASIA SATELLITE MAY CHANGE THE PARTICULAR TRANSPONDER IDENTIFIED IN THE CONTRACT AND, IF SO, EXPLAIN TO US EACH OF THESE CIRCUMSTANCES.

         Under the terms of the contracts with customers, there are certain circumstances where AsiaSat will change the transponder identified in the contract:

              - there is severe interference from an outside source such as signals from other satellites;

              -   the   transponder  is   malfunctioning   and  has  lost  the
                  transmission power during the utilisation period;

              - the satellite has arrived at the expiration of its operational life and is to be replaced by a new satellite. The customer is either moved to the new replacement satellite or to another AsiaSat satellite.

     h. EXPLAIN WHAT MUST TRANSPIRE IN ORDER FOR YOU TO MOVE A CUSTOMER TO ANOTHER TRANSPONDER, OR TO UTILIZE SUBSTITUTE CAPACITY.

         An acknowledgement letter will be signed by the customer and AsiaSat to signify the mutual consent on such change from one transponder to another transponder or from one satellite to another satellite.

     i. TELL US IF A CUSTOMER IS MADE AWARE OF A CHANGE IN THE TRANSPONDER ASSIGNED TO IT, AND IF SO, EXPLAIN HOW THEY ARE MADE AWARE AND WHY IT IS NECESSARY.

         Where there is a change in the transponder assigned to it, the customer is made aware of the change as the customer will need to adjust its ground equipment in order for the microwave signals to be properly sent and received. In addition to the acknowledgement letter mentioned in point h, AsiaSat's engineers will coordinate with the customer to adjust the settings. This will be done through normal business communication channels, including telephone conversation, electronic mail and meetings.

     j. EXPLAIN TO US IF YOUR AGREEMENTS ALLOW YOU TO MOVE THE CUSTOMER SIGNAL TO ANOTHER SATELLITE AND IF NOT, TELL US WHY NOT.

         As  explained  in point g.,  the  agreement  allows  AsiaSat  to move
         customers   from  one   satellite/transponder   to   another  in  the
         circumstances mentioned in the point g.

     k. EXPLAIN TO US YOUR ABILITY TO CONTROL A SOLD TRANSPONDER. TELL US IF ASIA SATELLITE IS PERMITTED TO PREEMPT THE TRANSPONDER SPECIFIED IN THE SALE CONTRACT.

         As clarified in our response letter dated March 28, 2007, AsiaSat does not have any sold transponders. The only difference between the sale of transponder capacity agreements and transponder utilisation agreements is the payment schedule of the utilisation fees as explained in our March 28, 2007 response letter.

         Even if a transponder is being used by a customer, AsiaSat continues to control the transponder. Without the assistance and services from AsiaSat's Satellite Control Centre, a customer cannot get uplink to a transponder on an AsiaSat satellite. If for any reason (such as those set out in point g above) AsiaSat has to pre-empt the transponder specified in the contract, AsiaSat can switch off the transponder and will coordinate with the customers to transfer their bandwidth utilisation to another transponder.

     l. TELL US IF THE CUSTOMER HAS THE RIGHT TO RESELL OR SUBLEASE TRANSPONDER CAPACITY UNDER THE TRANSPONDER SALES AGREEMENT.

         Under the terms of the transponder sales agreement, customers do not have the right to resell or sublease transponder capacity.

     m. TELL US IF ASIA SATELLITE IS REQUIRED TO PROVIDE BACK-UP CAPACITY TO THE CUSTOMER UNDER THE TERMS OF A TRANSPONDER SALES AGREEMENT AND IF SO, EXPLAIN THE CIRCUMSTANCES UNDER WHICH A TRANSPONDER FAILURE WOULD NOT RESULT IN ASIA SATELLITE BEING REQUIRED TO PROVIDE BACK-UP CAPACITY.

         Under the terms of the sale of transponder capacity agreement, AsiaSat is required to provide back-up capacity or a refund as defined in the refund clause in the situation of a transponder failure.

         When a transponder malfunctions, a redundant transponder (i.e. built in redundant Travelling Wave Tube, TWT) on the satellite will be switched on with command signals from AsiaSat's Satellite Control Centre. The microwave signals of the customers on the malfunctioning transponder will then be transmitted by the redundant transponder. Usually, there are 2 to 4 redundant transponders built in to each satellite during the construction of the satellite spacecraft.

         However, if there is insufficient transponder capacity, AsiaSat will provide a refund to the customer according to the refund clause under the terms of the agreement. The refund clause stipulates the calculation method for the amount of utilisation fees to be refunded to the customer during the period of failure or non-performance of the transponder, such refund being limited to amounts recorded in the deferred revenue.

     n. TELL US IF IT IS POSSIBLE FOR TWO CUSTOMERS TO SHARE A TRANSPONDER AND IF SO, EXPLAIN WHAT WOULD BE NECESSARY IN ORDER FOR THIS TO HAPPEN.

         As explained in point e. above, several customers can be allocated bandwidth on the same transponder, but they would be given different assigned frequency ranges (bandwidths). The total sum of these individual bandwidths cannot exceed the ceiling of bandwidth in the transponder.

30. COMMITMENTS, PAGE F-35

2. WE UNDERSTAND FROM YOUR RESPONSE TO COMMENT 2, IN YOUR LETTER DATED MARCH 28, 2007, THAT ALTHOUGH THE CLAUSES HAVE BEEN TITLED "PERFORMANCE INCENTIVES" IN THE CONTRACTS, YOU VIEW THEM MORE IN THE NATURE OF PENALTY CLAUSE RATHER THAN AN INCENTIVE. WE DO NOT BELIEVE HOW YOU VIEW THE PERFORMANCE INCENTIVE/PENALTY CLAUSE SHOULD IMPACT YOUR ACCOUNTING FOR IT UNDER US GAAP. AS WE PREVIOUSLY STATED, UNDER US GAAP WE BELIEVE YOU SHOULD ACCRUE THESE PAYMENTS AS A PART OF THE TOTAL PURCHASE OBLIGATION TO THE SATELLITE MANUFACTURE AND NOT IN STAGES WHEN THE PAYMENT IS MADE. PLEASE REVISE YOUR POLICY OR ADVISE US.

         As indicated in our response letter dated March 28, 2007, "performance incentive" payments are part of the overall cost of a satellite, which is capitalised as Property Plant and Equipment in our financial statements when title transfers. The total cost of the satellite, including the performance incentive, is due in stages according to the construction agreement with the manufacturer. The obligation is accrued and settled on each due date. The final payment is due and paid in full upon acceptance of the satellite by Asia

         Satellite and transfer of title. Accordingly, there is no outstanding liability subsequent to title transfer.

         The "performance payment" amount within the total cost of the satellite that is fully paid at the time of title transfer represents only a refund that could be claimed by Asia Satellite from the manufacturer if the satellite becomes inoperative in the future.


                             *********************



Please let us know if you have any further questions or comments.


Sincerely,


/s/ Sue Yeung
-----------------------
Sue Yeung
Chief Financial Officer

Tel:  +852 2500 0800
Fax:  +852 2576 4573
Email: syeung@asiasat.com
Cc     Catherine Chang (AsiaSat)
       Rex Clementson (PwC)
       Greg Liu (Paul Weiss)